UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 000-22754

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Urban Outfitters 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Urban Outfitters, Inc.

5000 South Broad Street

Philadelphia, PA 19112-1495

URBAN OUTFITTERS

401(k) SAVINGS PLAN

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

Urban Outfitters 401(k) Savings Plan

Philadelphia, Pennsylvania

We have audited the accompanying statement of net assets available for benefits of Urban Outfitters 401(k) Savings Plan as of December 31, 2006 and 2005 and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly we express no opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Urban Outfitters 401(k) Savings Plan as of December 31, 2006 and 2005 and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in the schedule of assets held for investment purposes at end of year December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The information in the schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Margolis & Company P.C.
Margolis & Company P.C.
Bala Cynwyd, PA
June 29, 2007

URBAN OUTFITTERS

401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	DECEMBER 31,
	2006		2005
Investments, at fair value:
Urban Outfitters, Inc. common stock	$11,302,228	(a)	$12,817,502	(a)
Pooled shares of registered investment companies:
American Century Equity Growth Fund	908,023		546,947
American Century GNMA Fund	630,518		492,788
American Century Income and Growth Fund	1,066,623		736,003
American Century Ultra Fund	581,011		485,747
BlackRock Index Equity Class A Fund	1,481,872	(a)	1,164,414
BlackRock Money Market Fund	3,069,424	(a)	2,613,846	(a)
BlackRock Small Cap Growth Equity Class A Fund	1,085,658		683,196
Fidelity Advisor Government Investment Fund	840,305		645,315
Janus Adviser Capital Appreciation Fund	2,137,479	(a)	1,557,441	(a)
Janus Adviser Growth and Income Fund	1,604,993	(a)	1,314,416	(a)
Janus Adviser Growth Fund	983,673		783,805
Janus Adviser Worldwide Fund	—		996,880
AM Europacific Growth	1,466,378	(a)	—
Third Avenue Value Fund	151,512		—
T. Rowe Retirement	273,909		—
Participant loans	546,158		416,208

	28,129,764		25,254,508

Receivables:
Participants contributions	150,838		132,298
Employer contributions	29,447		26,353

	180,285		158,651

Total assets	28,310,049		25,413,159

Liabilities:
Accrued expenses	31,651		31,578
Refundable contributions	255,826		234,019

Total liabilities	287,477		265,597

Net assets available for benefits	$28,022,572		$25,147,562

(a)	Represents 5% or more of net assets available for benefits.

The notes to financial statements are an integral part of the above statement.

URBAN OUTFITTERS

401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	DECEMBER 31,
	2006	2005
Additions to net assets attributed to:
Investment income, interest and dividends	$539,379	$136,944
Net (depreciation) appreciation in fair value of investments	(286,148)	1,863,417

	253,231	2,000,361

Contributions:
Participants	3,711,929	3,363,845
Employer	779,555	702,689
Rollovers from other plans	134,671	150,016

	4,626,155	4,216,550

Total additions	4,879,386	6,216,911

Deductions from net assets attributed to:
Benefits paid to participants	1,881,762	1,327,220
Administrative expenses	122,614	119,409

Total deductions	2,004,376	1,446,629

Net increase	2,875,010	4,770,282
Net assets available for benefits:
Beginning	25,147,562	20,377,280

Ending	$28,022,572	$25,147,562

The notes to financial statements are an integral part of the above statement.

URBAN OUTFITTERS

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

1.	Description of Plan

The following description of Urban Outfitters, Inc. (the “Company”) 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution 401(k) plan covering substantially all employees of the Company and its participating affiliates who have completed six months of service and have attained age 18. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions—Effective July 1, 2003, and subject to certain limitations as outlined in the Plan, participants may elect to contribute from 1% to 25% of their eligible compensation, as defined, to the Plan.

The Company may make matching contributions (allocated based on participant contributions for the year) and additional discretionary contributions (allocated based on participant compensation) to the Plan. To be eligible for employer contributions, a participant must have completed one year of continuous service. For each of the years ended December 31, 2006 and 2005, the Company made matching contributions equal to 25% of the first 6% of an employee’s compensation deferred under the Plan. No additional discretionary contributions were made.

Participant accounts—Each participant’s account is credited with the participant’s elective and rollover contributions and an allocation of Plan investment earnings and the Company’s contribution, and charged with withdrawals and distributions and a share of Plan investment losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants may change their self-directed investment options at any time.

Vesting—Participants are immediately vested in their contributions plus or minus actual earnings or losses thereon. Vesting in the Company’s contributions is graded over five years of credited service. Participants become 100% vested if separated from service due to retirement, death or disability.

Forfeitures—Forfeited nonvested accounts are used first to pay the administrative expenses of the Plan and then to reduce the Company’s contributions for such plan year. Forfeitures of approximately $96,000 in 2006 and $78,000 in 2005 were used to pay administrative expenses of the plan and reduce employer contributions. Net assets available for benefits include forfeited balances of approximately $72,000 at December 31, 2006 and $22,000 at December 31, 2005.

Participant loans—Participants may borrow from their vested accounts a minimum of $500 and up to a maximum equal to the lesser of $50,000 or 50% of the value of the participant’s vested interest in their account. Loan terms range from one to five years, or up to fifteen years for the purchase of a residence. The loans are collateralized by the balance in the participant’s account and bear interest at the prime rate plus 1%. Principal and interest are paid ratably through payroll deductions.

URBAN OUTFITTERS

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

1.	Description of Plan—Continued

Payment of benefits—A participant who separates from service before retirement, death or disability may request early payment of their vested benefits. Benefits are paid as soon as administratively feasible following the date on which a distribution is requested or, in the case of a participant whose vested account balance does not exceed $5,000, as soon as administratively feasible following the participant’s termination of employment. A participant whose vested account balance exceeds $5,000 may elect to defer the payment of benefits until April 1 of the calendar year following their attainment of age 70 1/2.

Separated participants may request an in-kind distribution of the portion of their vested account invested in Urban Outfitters, Inc. common stock.

Participants, upon attainment of age 59 1/2, may elect to receive in-service distributions. Hardship withdrawals are also permitted.

Plan assets allocated to the accounts of persons who have terminated employment with the Company but have not withdrawn from the Plan approximated $4,719,000 at December 31, 2006 and $3,800,000 at December 31, 2005.

Funding policy—The Company generally remits employee deferral and Company matching contributions to the Plan on a weekly basis.

2.	Summary of Significant Accounting Policies

Basis of accounting—The financial statements of the Plan are prepared using the accrual basis of accounting.

Use of estimates—The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Payments of benefits—Benefits are recorded when paid.

URBAN OUTFITTERS

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

2.	Summary of Significant Accounting Policies—Continued

Valuation of investments—The Plan’s investments are stated at fair value using quoted market prices from a national securities exchange and are maintained by PNC Bank, N.A. Urban Outfitters, Inc. common stock is stated at fair value using quoted market prices from a national securities exchange. Pooled shares of registered investment companies are valued at fair value using quoted market prices from a national securities exchange and represent the net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximate fair value.

Investments subject the Plan to a concentration of market risk. Investments are subject to market volatility which could have a material effect on participant account balances.

Net appreciation (depreciation) in fair value of investments—The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the net realized gains or losses and the unrealized appreciation or depreciation on these investments.

Administrative expenses—The Company provides participant data services to the Plan at no charge. The Plan generally pays all administrative expenses remaining after the use of forfeited nonvested account balances.

3.	Net Appreciation (Depreciation) in Fair Value of Investments

During 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2006	2005
Urban Outfitters, Inc. common stock	$(1,149,296)	$1,292,762
Registered investment companies	863,148	570,665

	$(286,148)	$1,863,417

4.	Excess Contributions

Contributions received from participants for 2006 and 2005 have been reduced by, and refundable contributions at December 31, 2006 and 2005 include, $255,826 refunded in March, 2007 and $234,019 refunded in March, 2006, respectively, to return excess deferral contributions, and related net gains or losses, to certain active participants in order to satisfy the relevant nondiscrimination provisions of the Plan.

URBAN OUTFITTERS

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

5.	Plan Termination

Although they have not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

6.	Related Party Transactions

Certain Plan investments are shares of mutual funds managed by PNC Advisors. PNC Advisors is the custodian and trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services are included in administrative expenses and amounted to $122,614 in 2006 and $104,409 in 2005.

7.	Tax Status

The Plan’s most recent determination letter from the Internal Revenue Service, dated November 15, 2004, states that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan was amended, effective March 28, 2005, to comply with the automatic rollover provisions set forth in Section 401(a)(31)(B) of the Internal Revenue Code. The plan administrator and the Plan’s tax counsel believe that the Plan is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	2006	2005
Net assets available for benefits per the financial statements	$28,022,572	$25,147,562
Amounts allocated for refundable contributions	255,826	234,019

Net assets available for benefits per Form 5500	$27,766,746	$25,381,581

URBAN OUTFITTERS

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

8.	Reconciliation of Financial Statements to Form 5500—Continued

The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2006 and 2005 to Schedule H of Form 5500:

	2006	2005
Benefits paid to participants per the financial statements	$1,881,762	$1,327,220
Amounts allocated to withdrawing participants	—	—

Benefits paid to participants per Schedule H, Form 5500	$1,881,762	$1,327,220

Amounts allocated to withdrawing participants are recorded on the Schedule H of Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

The following is a reconciliation of total additions to net assets available for benefits per the financial statements to Form 5500:

	YEAR ENDED DECEMBER 31,
	2006		2005
Total additions to net assets per the financial statements		$4,879,386		$6,216,911
Participant contributions per the financial statements	$3,711,929		$3,363,845
Amounts allocated for refundable contributions at December 31	241,097	241,097	224,263	224,263

Other
Participant contributions per Form 5500	$3,953,026		$3,588,108

Unrealized gain on amounts allocated for refundable contributions at December 31		14,729		9,756

Total additions per Form 5500		$5,135,212		$6,450,930

Amounts reported as refundable contributions at December 31, 2005 in the amount of $224,263 are reflected as corrective distributions on the income and expense statement in the 2006 Form 5500.

Amounts allocated for refundable contributions to certain participants of the Plan, and the related gain, were recorded as a liability of the Plan at December 31, 2006 and 2005, because they had not been paid as of those dates.

URBAN OUTFITTERS

401(k) SAVINGS PLAN

EIN: 23-2003332

PLAN -002

SCHEDULE H—ITEM 4i—SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

DECEMBER 31, 2006

(a)	(b)	(c)	(d)	(e)
	IDENTITY OF ISSUE, BORROWER, ISSUER OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE	COST	CURRENT VALUE
***	Urban Outfitters, Inc.	Common stock	$3,432,568	$11,302,228
***	PNC Bank	Pooled American Century Ultra Fund	596,007	581,011
***	PNC Bank	Pooled American Century Income and Growth Fund	951,294	1,066,623
***	PNC Bank	Pooled American Century GNMA Fund	639,813	630,518
***	PNC Bank	Pooled American Century Equity Growth Fund	782,411	908,023
***	PNC Bank	Pooled Fidelity Advisor Government Investment Fund	840,398	840,305
***	PNC Bank	Pooled Janus Adviser Capital Appreciation Fund	1,728,843	2,137,479
***	PNC Bank	Pooled Janus Adviser Growth Fund	826,569	983,673
***	PNC Bank	Pooled Janus Adviser Growth and Income Fund	1,438,362	1,604,993
***	PNC Bank	Pooled Janus Adviser Worldwide Fund	—	—
***	PNC Bank	Pooled BlackRock Index Equity Class A Fund	1,226,161	1,481,872
***	PNC Bank	Pooled BlackRock Money Market Fund	2,869,546	3,069,424
***	PNC Bank	Pooled BlackRock Small Cap Growth Equity Class A Fund	846,416	1,085,658
***	PNC Bank	AM Europacific Growth	1,332,587	1,466,378
***	PNC Bank	Third Avenue Value Fund	147,732	151,512
***	PNC Bank	T. Rowe Retirement	261,993	273,909
	Participant Loans	Prime +1% with interest rates ranging from 5.00% to 8.75%; various maturities	545,629	546,158

			$18,466,329	$28,129,764

***	Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person(s) who administer(s) the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Urban Outfitters 401 (k) Savings Plan

Date: June 29, 2007	By:	/s/ JOHN E. KYEES
John E. Kyees
Plan Administrator

Exhibit Index

Exhibit Number	Description
23.1*	Consent of Margolis & Company P.C.

*	Filed herewith